Exhibit 99.19

Execution Version

VOTING AND CONSORTIUM AGREEMENT

THIS VOTING AND CONSORTIUM AGREEMENT (this “Agreement”) is made on November 16, 2023:

BETWEEN:

1.	Mr. Sheng Chen, citizen of the People’s Republic of China (the “PRC”) with ID Card No. [•] (the “Founder”);

2.	GenTao Capital Limited, a business company with limited liability incorporated under the Laws of British Virgin Islands (the “Founder Entity 1”);

3.	Fast Horse Technology Limited, a business company with limited liability incorporated under the Laws of British Virgin Islands (the “Founder Entity 2”);

4.	Sunrise Corporate Holding Ltd., a business company with limited liability incorporated under the Laws of British Virgin Islands (the “Founder Entity 3”);

5.	Personal Group Limited, a business company with limited liability incorporated under the Laws of British Virgin Islands (the “Founder Entity 4”, together with the Founder Entity 1, the Founder Entity 2, the Founder Entity 3, the “Founder Entities”; the Founder Entities, together with the Founder, the “Founder Parties”);

6.	Success Flow International Investment Limited, a BVI Business Company incorporated under the Laws of the British Virgin Islands (“Investor A”); and

7.	Choice Faith Group Holdings Limited, a BVI Business Company incorporated under the Laws of the British Virgin Islands (“Investor B”, and together with Investor A, the “Investors”).

Each party is referred to herein individually as a party (a “Party”) and collectively as the Parties (the “Parties”). Capitalized terms not defined herein shall have the same meaning assigned to such term in the Investment Agreement (as defined below).

WHEREAS,

1.	In connection with an Investment Agreement, made as of November 16, 2023 (the “Investment Agreement”), by and among the Investors and VNET Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) under which the Investors agreed to purchase in aggregate 650,424,192 Class A Ordinary Shares (the “Purchased Shares”) subject to the terms and conditions thereof. The Investors and the Company also entered into an Investor Rights Agreement dated as of November 16, 2023 (the “Investor Rights Agreement”) pursuant to which the Company agreed to grant to the Investors certain investor rights as set forth therein. In accordance with the Investment Agreement, 70% of the Purchased Shares will be beneficially owned by Investor A (the “Relevant Shares”), and the remaining 30% of the Purchased Shares will be beneficially owned by Investor B.

2.	As of the date hereof, (a)(i) Founder Entity 1 holds one (1) Class A Ordinary Share, (ii) Founder Entity 2 holds 19,670,117 Class B ordinary shares of the Company with a par value of US$0.00001 each (the “Class B Ordinary Shares”), (iii) Founder Entity 3 holds 8,087,875 Class B Ordinary Shares, and (iv) Founder Entity 4 holds four (4) Class A Ordinary Shares, 769,486 Class B Ordinary Shares and 60,000 Class C ordinary shares of the Company with a par value of US$0.00001 each; and (b) the Founder is the sole and direct shareholder of each of the Founder Entities and the chairman of the Board of the Company.

3.	Investor A has agreed with the Company to comply with certain restrictions as to its voting and transfer of the Relevant Shares, with such restrictions to commence upon the Closing and in accordance with the terms and conditions of the Investment Agreement.

NOW THEREFORE, in consideration of the premises, the covenants and agreements set forth herein and in the Investment Agreement and Investor Rights Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree unanimously to the following:

Article I
VOTING

1.1	Upon expiration or termination of the Interim Period solely pursuant to Section 3.5(a)(x) or Section 3.5(c)(i) of the Investment Agreement, and ending, subject to Section 1.7, upon the date that falls on the third (3rd) anniversary of the Closing Date (the “Voting Term”), Investor A agrees and undertakes that, with respect to all of the Relevant Shares (for the purposes of this Agreement including Class A Ordinary Shares held in the form of ADSs), subject to the terms and conditions of this Agreement:

(a)	unless otherwise agreed by the Founder in writing, when and to the extent that Investor A, in its capacity as holder of the Relevant Shares, is entitled to vote in accordance with the M&AA and applicable Laws, whether at shareholders meetings of the Company, by written resolutions of shareholders of the Company or consent or in such other manner as may be permitted by the applicable Laws, Investor A shall vote in accordance with any voting instructions provided by the Founder Parties in writing (the “Voting Instructions”). The Voting Instructions shall include all relevant and sufficient details to enable Investor A to so vote and shall be delivered at least ten (10) Business Days before the date on which such voting is set to be made (or the date by when the written resolutions or consent is requested or required to be returned to the Company, as applicable) (such date, the “Voting Date”); provided that Voting Instructions shall be deemed effective solely in respect of the immediately succeeding shareholder meeting (or equivalent shareholder voting occasion) and any adjournments thereof, and any instructions indicated therein applicable to one or more voting occasions subsequent thereto shall be disregarded and deemed ineffective for purposes of Investor A’s obligations set forth in this Section 1.1;

(b)	Investor A shall be entitled to at any time and from time to time prior to the Voting Date, share with the Founder Parties their views on any or all of the resolutions of shareholders being proposed and provide their recommendations; provided that the Founder Parties shall retain the ultimate discretion with respect to the Voting Instructions;

(c)	upon the receipt of the Voting Instructions from the Founder Parties, Investor A shall as soon as reasonably practicable and, in any event, by no less than five (5) Business Days before the Voting Date, (i) appoint the Founder, or such designee as the Founder may designate in the Voting Instructions, as a proxy and issue a proxy (if required) and a power of attorney (substantially in the form as set forth in Exhibit A hereto) (such documents, the “Proxy Documents”) to authorize the Founder or such Founder’s designee to exercise voting rights attached to the Relevant Shares on behalf of itself at the Voting Date and solely in accordance with the Voting Instructions; or (ii) as applicable, where such Relevant Shares are held in the form of ADS and in the name of any broker-dealer on behalf of Investor A, instruct and direct any such holder of record of such Relevant Shares to vote such shares in accordance with the Voting Instructions or execute the Proxy Documents with respect to such shares to authorize the Founder or such Founder’s designee to vote on behalf of such holder of record at the Voting Date and solely in accordance with the Voting Instructions (the authorization as contemplated under this Section 1.1(c), the “Authorization”);

(d)	if Investor A fails to deliver the Proxy Documents in accordance with Section 1.1(c), the Founder (or such designee as the Founder may designate in the Voting Instructions) shall be deemed to have been appointed as Investor A’s proxy as if the Proxy Documents had been issued in accordance with Section 1.1(c) and the Founder or such Founder’s designee shall accordingly be entitled to exercise voting rights attached to the Relevant Shares on behalf of Investor A at the Voting Date; provided that the foregoing shall not, for the avoidance of doubt, relieve the Founder or such Founder’s designee from the obligation to act solely in accordance with the Voting Instructions;

(e)	notwithstanding anything to the contrary in this Agreement, the Parties hereby agree and acknowledge that, during the Voting Term, Investor A shall be entitled to independently exercise the votes attached to the Relevant Shares at its sole and absolute discretion, whether at shareholders meetings of the Company, by written resolutions of shareholders of the Company or consent or in such other manner as may be permitted by the applicable Laws, if the applicable subject matter concerns an Investor Matter; “Investor Matters” shall mean such matters as set forth in Sections 3.5(b)(i) to 3.5(b)(iv) of the Investment Agreement; and

(f)	if the Founder disputes any exercise of voting power by Investor A pursuant to Section 1.1(e) and provided that such dispute cannot be resolved by good faith discussions, then the Founder may seek to resolve such dispute pursuant to Section 3.1; and without limiting the foregoing, if Investor A does exercise the votes attached to the Relevant Shares pursuant to Section 1.1(e) during the pendency of such dispute, then, if reasonably requested by the Founder prior to exercising such votes, Investor A shall provide to the Founder (on a without prejudice basis) a legal opinion by a reputable legal advisor endorsing that such exercise of voting power by Investor A is in accordance with Section 1.1(e); provided, that, nothing in this Section 1.1(f) shall require Investor A to provide or disclose any other information or document or take any other action that may affect or infringe attorney-client or similar privilege.

1.2	For the avoidance of doubt, Investor B is entitled to exercise its voting rights attached to such Equity Securities of the Company held by it (including any Class A Ordinary Shares held in the form of ADSs) from time to time in its sole and absolute discretion whether at shareholders meetings of the Company, by written resolutions of shareholders of the Company or consent or in such other manner as may be permitted by the applicable Laws, as the case may be.

1.3	So long as Section 1.1 or Section 1.6 remains in effect in accordance with the provisions hereof, in the event that Investor A Transfers any or all of the Relevant Shares to any Permitted Transferee of Investor A, Investor A shall procure such transferee to agree in writing to be bound by, and subject to, those Sections under this Article I that remain in effect.

1.4	Notwithstanding anything to the contrary herein, in the event that Investor A Transfers (subject to Section 3.6(b) of the Investment Agreement) any or all of the Relevant Shares to any party after the expiration or termination of the term of the applicable transfer restrictions set out in Section 3.6(a) of the Investment Agreement, whether in an on-market transaction through a public securities exchange, through a broker-dealer or otherwise in a similar transaction (including a sale to the public market through an effective registration statement of the Company or a bona fide sale to the public market without registration effectuated in the broker’s transactions pursuant to Rule 144 under the Securities Act) or in an off-market/private transaction, such subsequent transferee shall not be subject to this Article I with respect to the Relevant Shares so Transferred.

1.5	The Parties hereby agree that, so long as Section 1.1 remains in effect or in operation, during the ninety (90)-day period immediately preceding the expiration of the Voting Term (the “Negotiation Period”):

(a)	the Investors shall work with the Founder and the Company to assess whether the expiration of the Authorization would cause any Company Default;

(b)	if all of the Investors, the Founder and the Company agree that the expiration of the Authorization would not cause any Company Default, Section 1.1 and accordingly Section 1.3 (and for the avoidance of doubt, this Section 1.5 and Section 1.6) shall expire and terminate in accordance with the terms thereof), and the Investors shall have no further obligations under this Article I upon the expiration of the Voting Term and for the avoidance of doubt shall then be entitled to exercise the voting rights attached to such Equity Securities held by them (including any Class A Ordinary Shares held in the form of ADSs) from time to time in their sole and absolute discretion whether at shareholders meetings of the Company, by written resolutions of shareholders of the Company or consent or in such other manner as may be permitted by the applicable Laws, as the case may be; and

(c)	if any of the Investors, the Founder or the Company, acting reasonably, determines that the expiration of the Authorization would cause a Company Default (in which case such determining party shall provide to the other parties in writing their analysis with reasonable details which shall be endorsed by such determining party’s reputable legal and/or other relevant advisors), then:

(i)	if the Minimum Shareholding Requirement is satisfied, the Investors shall discuss with the Founder and the Company in good faith commercially reasonable solutions to prevent the Company Default upon the expiration of the Authorization, including, by way of illustration only and subject always to such discussions in good faith, an extension of the Voting Term, an increase of the Founder Parties’ shareholding in the Company or a reduction of the shareholding of the Investors; provided, that, the foregoing shall in no event require the Investors to take any actions that would result in them failing to satisfy the Minimum Shareholding Requirement; provided further, that, each of the Investors and the Founder (and the Founder shall procure that the Company) shall use commercially reasonable efforts to provide such assistance, cooperation and support as may be reasonably required to conduct such discussions, including to furnish such information or documentation, to respond to such requests, to attend such meetings and/or to arrange direct contact with such other parties, in each case, as may be reasonably required for the purposes of facilitating such discussions; and

(ii)	in the event that such solutions have been agreed among the Investors, the Founder and the Company, each such party (and the Founder shall procure that the Company) shall cooperate and use their respective best efforts to implement such solutions to the extent permitted by applicable Laws; and in the event such solutions would require the Investors to dispose any or all of the Equity Securities they then hold in the Company, they shall be allowed to do so notwithstanding anything to the contrary in Section 3.6(a) of the Investment Agreement.

1.6	In the event that no solution can be or has been agreed in accordance with Section 1.5(c)(i) upon the expiration of the Negotiation Period, the Parties hereby agree that for the three (3)-month period following the Negotiation Period (the “Deadlock Period”):

(a)	the voting arrangement under Section 1.1 shall remain in effect (for the avoidance of doubt, without prejudice to Section 1.1(e), Section 1.2, Section 1.3 and Section 1.4);

(b)	the Investors and the Founder (and the Founder shall procure that the Company) shall continue to discuss in good faith commercially reasonable solutions to prevent the Company Default; provided, that, the foregoing shall in no event require the Investors to take any actions that would result in them failing to satisfy the Minimum Shareholding Requirement; and

(c)	in the event that such solutions have been agreed among the Investors, the Founder and the Company, each such party (and the Founder shall procure that the Company) shall cooperate and use their respective best efforts to implement such solutions to the extent permitted by applicable Laws; for the avoidance of doubt, (i) in the event where the Investors are to dispose any of the Equity Securities they then hold in the Company, they shall be allowed to do so notwithstanding anything to the contrary in Section 3.6(a) of the Investment Agreement and (ii) upon the expiration of the Deadlock Period, the Investors shall have no further obligations under this Section 1.6 (and this Section 1.6 shall terminate accordingly) and Investor A shall be entitled to exercise its voting rights attached to such Equity Securities held by it (including any Class A Ordinary Shares held in the form of ADSs) from time to time in its sole and absolute discretion whether at shareholders meetings of the Company, by written resolutions of shareholders of the Company or consent or in such other manner as may be permitted by the applicable Laws, as the case may be.

1.7	Notwithstanding anything to the contrary herein, Section 1.1, Section 1.3, Section 1.5 and Section 1.6 shall terminate automatically and irrevocably upon the occurrence of any of the following:

(a)	when Investor A and the Founder unanimously agree to such termination in writing;

(b)	any such event as set forth in Sections 3.5(c)(iii) to 3.5(c)(v) of the Investment Agreement; or

(c)	any material breach or default by any of the Founder Parties of any arrangement or agreement with any of the Investors, its Affiliates and/or entities of which the beneficial interests are ultimately attributed to any of the Investors and/or its Affiliates.

1.8	The Parties hereby acknowledge and agree that notwithstanding anything to the contrary in this Agreement, neither Investor shall be responsible for or liable to any Person in connection with the performance by Investor A of its obligations under Section 1.1 or Section 1.6(a) and accordingly in respect of any applicable shareholder decisions so made during the Voting Term or the Deadlock Period, whether at shareholder meetings of the Company, by written resolutions of shareholders of the Company or consent or in such other manner as may be permitted by the applicable Laws, or any procedural matters in relation thereto. The Founder Parties shall not initiate (or cause to be initiated) any action, claim or proceedings against any Investor on any ground or cause of actions arising out of or in connection with, and the Founder Parties shall indemnify, defend and hold harmless each Investor Indemnified Party against any Losses arising out of, the performance by Investor A of such obligations, regardless of whether such performance has resulted or would or would reasonably be expected to result in any Losses to the Founder Parties, provided the foregoing shall not, for the avoidance of doubt, relieve Investor A of any of its obligations under Section 1.1 or Section 1.6(a).

Article II
ADDITIONAL FOUNDER PARTIES UNDERTAKING

2.1	The Founder Parties each hereby undertakes to each of the Investors that, for so long as the Minimum Shareholding Requirement is satisfied:

(a)	the Founder and his Family Member(s) (as defined in the Investor Rights Agreement) shall, at all times, directly or indirectly, together beneficially own no less than eighty percent (80%) of such number of Equity Securities (as determined pursuant to Rule 13d-3 under the Exchange Act) (calculated on a fully diluted and as-converted basis) held directly or indirectly by him and his Family Member(s) as of the date of the Investment Agreement (it being understood that for the purposes of this Section 2.1(a), any Equity Securities held, directly or indirectly by the Founder and his Family Member(s) but used as collateral given (which has not been enforced on) for any indebtedness or similar financing incurred by the Founder (which shall be with or from a bona fide third party and be negotiated at an arms’-length basis) will be deemed as held by him and his Family Member(s), as determined pursuant to Rule 13d-3 under the Exchange Act); for the avoidance of doubt, when calculating the Equity Securities beneficially owned by the Founder and his Family Member(s) for the purposes of this Section 2.1(a), any Equity Securities beneficially owned by the Investors shall be disregarded;

(b)	the Founder Parties shall not take (or cause to be taken) any actions that would restrict, inhibit, terminate or otherwise adversely affect or prejudice any rights, powers, preferences or privileges enjoyed by, or actions or entitlements of, either Investor under the Investor Rights Agreement, including but not limited to any such actions that may result in the removal of the Investor Director and/or Investor Officer (each as defined in the Investor Rights Agreement); and

(c)	without prejudice to Section 4.5 of the Investor Rights Agreement, in the event that any entity Controlled by any Founder Parties (each, a “Founder InvestCo”) proposes to undertake an initial public offering or listing in Hong Kong, PRC or any other jurisdiction (such Founder InvestCo, the “Founder ListCo” and such proposed offering or listing, the “Sorrento Listing”):

(i)	the Founder Parties shall as soon as practicable notify the Investors of the Sorrento Listing (“Investors Participation Notice”) and each Investor shall have the right, but no obligation, to participate in the investment in such Founder ListCo by exchanging all or a portion of such Investor’s Equity Securities in the Company to the Equity Securities in such Founder ListCo to the extent permitted by the applicable Laws and the listing rules of the relevant securities exchange and subject to the approval of any Governmental Authority (the “Investors Participation”) and the Parties hereby agree that, such right shall remain applicable in respect of one or more Founder ListCo(s); provided that Investors Participation in any Founder ListCo will not result in a lost of Control by the Founder therein and Investors Participation in each listing attempt of a Founder ListCo may only be exercised once (it being understood that, for any Founder ListCo, until such Founder ListCo has completed its listing or the Investors have completed the Investors Participation in such Founder ListCo, the Founder shall (and shall procure that such Founder ListCo shall) offer the Investors the right to Investors Participation in each listing attempt of that Founder ListCo);

(ii)	the Founder Parties shall, and shall procure the Founder ListCo and other relevant Founder InvestCos to, (A) provide, in a timely manner, such information and documentation as either Investor may from time to time reasonably request in connection with the Sorrento Listing, and (B) if an Investor elects to participate by Investors Participation, reasonably update such Investor on the progress and status of the Sorrento Listing, in each case, to the extent permitted by applicable Laws and listing rules;

(iii)	the relevant Investor(s) and the Founder (and the Founder shall procure that the Founder ListCo) shall negotiate in good faith the terms and conditions of the Investors Participation which, if applicable, shall be no less favorable than those terms and conditions offered or granted to any other shareholders of the Company who is entitled to the same or similar right to Investors Participation, taking into account then fair market value of the Company and the Founder ListCo as at the consummation of the Sorrento Listing , the tax implications (it being understood that the Investors Participation shall, to the largest extent permitted by applicable Laws, be structured in a tax efficient manner in the benefit of the Investors) and other aspects (including without limitation the requirements under the applicable Laws, and the necessary approval of any Governmental Authority). The Founder shall and shall procure that the Founder ListCo shall cooperate with such Investor elected to participate in the Investors Participations with respect to the Investors Participation, and to the extent permitted by the applicable Laws and the listing rules of the relevant securities exchange and subject to the approval of any Governmental Authority, to complete or effectuate the Investors Participation if elected by an Investor, including, in each case, to take all necessary actions to ensure that the exercise by the Investors of such rights to Investors Participation in accordance with the terms of this Section 2.1(c) will not be unreasonably restricted, impaired or inhibited including under any arrangement or agreement to which the Founder ListCo is a party;

(iv)	notwithstanding the foregoing, the Parties hereby agree that for the purposes of each Investors Participation:

(A)	the fair market value of the shares of the Founder ListCo shall be determined by either of the following ways at the election of the Investors:

(x)	in the event where the Founder ListCo has completed a round of equity financing with a total net proceeds of that round being an amount exceeding US$30 million (“Qualified Financing”), then the fair market value of each share of Founder ListCo shall be (1) (if such Qualified Financing takes place within the past six (6) months of the Investors Participation Notice) the per share subscription price used therein; or (2) (if otherwise) the sum of (I) the per share subscription price used therein and (II) an additional amount accruing at 8% per annum, compounded annually, or

(y)	the fair market value of Founder ListCo shall be the average of the valuation determined by two Big Four Accounting Firm, with one to be selected by the Founder Parties and the other to be selected by the Investors; and

(B)	the fair market value of the Company shall be calculated with reference to such trading price of the ADSs of the Company being the average of the Daily VWAP for the ninety (90) consecutive Trading Days ending on and including the Trading Day last preceding the date of the definitive agreement in respect of the Investors Participation.

For the purposes herein,

“Big Four Accounting Firm” shall mean Deloitte Touche Tohmatsu, Ernst & Young, KPMG, or PricewaterhouseCoopers (or their respective successors);

“Daily VWAP” shall mean on any given Trading Day, the consolidated volume weighted average price per ADS as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for the “<equity> AQR” page corresponding to the “ticker” for such ADSs (or its equivalent successor if Bloomberg ceases to publish such price, or such page is not available) in respect of the period for the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day or if such volume-weighted average price is unavailable, the closing price of one ADS of such ADSs on such Trading Day (the “volume weighted average price” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours); and

“Trading Day” shall mean a day on which the NASDAQ where the ADSs are traded at the relevant time is open for business.

(v)	the relevant Investor(s) and the Founder Parties (and the Founder Parties shall procure that the Founder ListCo, the Company and if applicable, other Founder InvestCos) shall use commercially reasonable efforts to complete the Investors Participation prior to the initial public offering of the Founder ListCo or by such earlier time as may be required by the listing rules of the relevant securities exchange (failing which the Investors Participation shall take place simultaneously with the Sorrento Listing);

provided, however, that the Founder Parties shall not be deemed to be in breach of this Section 2.1(c) if, after having exercised commercially reasonable efforts, the Founder Parties fail to obtain, following any appeal on a commercially reasonable basis, in relation thereto, the approval of any Governmental Authority necessary for the Investors’ Participation, if any; and provided further that the undertakings from the Founder Parties under Section 2.1 shall be terminated immediately and permanently upon the Investors ceasing to satisfy the Minimum Shareholding Requirement and shall forthwith become null, void and unrestorable, regardless whether the Minimum Shareholding Requirement becomes satisfied thereafter, provided that it is not caused solely by one or more new issuances of Equity Securities of the Company.

2.2	The Founder Parties hereby acknowledge and agree that each Investor may without the prior written consent of the Founder Parties assign all or any part of its rights under this Article II to a Permitted Transferee of such Investor.

2.3	Upon Closing and for so long as the Minimum Shareholding Requirement (as defined in the Investor Rights Agreement) is satisfied, the Investors shall not, and shall direct their assigns and successors not to, during the Voting Term and if applicable, the Deadlock Period, in their capacity as shareholders of the Company, initiate or support any proposal (including by voting of the Relevant Shares) or action that would result in a Company Default. For the avoidance of doubt, the obligation of the Investors in this Section 2.3 shall not affect or prejudice any rights or interests of any Investor under any agreement between it and the Company or its Affiliate (including any Transaction Document) and the termination or expiration of the Voting Term or Deadlock Period under and in accordance with the terms of Article I shall accordingly terminate this Section 2.3.

2.4	The Founder Parties hereby acknowledge to the Investors that (a) there is no voting arrangement or agreement between, any Founder Parties or any entity Controlled by any Founder Parties, on the one hand and any third parties, on the other hand; and (b) for so long as the Minimum Shareholding Requirement is satisfied, the Founder Parties shall not (and shall procure that any such entity Controlled by any Founder Parties shall not) enter into any such voting arrangement or agreement unless with prior written consent of the Investors (which shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing (a) and (b) shall not apply to the existing voting arrangements between the relevant Founder Parties and Beacon Capital Group Inc., a business company with limited liability incorporated under the Laws of British Virgin Islands, as disclosed to the Investors with sufficient details to their reasonable satisfaction on or before the date hereof.

2.5	The Founder Parties hereby represent and warrant to the Investors that paragraph 2 of the recitals hereof is and will remain true, accurate and complete as of the date hereof and the Closing Date in respect of the Founder Parties’ equity interest in the Company and the Founder further represents and warrants to the Investors that as of such dates, no Family Member (as defined in the Investor Rights Agreement) of the Founder holds, directly or indirectly, any Equity Security of the Company. The Parties hereby agree that the Founder may, following the date of this Agreement, deposit or settle all or part of his existing equity interest in the Company into a trust or similar arrangement to be established for the benefit of himself and/or other Family Members so long as a prior written notice is provided to the Investors.

Article III

MISCELLANEOUS

3.1	Governing Law; Jurisdiction.

(a)	This Agreement shall be governed and interpreted in accordance with the Laws of the State of New York, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

(b)	Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 3.1(b) (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one (1) Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

3.2	Effective Date; Termination. This Agreement shall only take effect upon occurrence of the Closing (other than in respect of Section 2.5 and the provisions under Article III which shall come into effect as of the date hereof). In the event Closing has not occurred on or prior to the Long Stop Date and the Investment Agreement is terminated in accordance with the terms thereunder, this Agreement shall automatically terminate upon the termination of the Investment Agreement.

3.3	Amendment. This Agreement shall not be amended, changed or modified, except by another agreement in writing executed by the Parties.

3.4	Assignment. Except as expressly set forth herein, neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties.

3.5	Founder Parties. Any obligations of any of the Founder Parties hereunder shall be joint and several obligations of all of them.

3.6	No Third Party Beneficiaries. No provision of this Agreement shall confer upon any person other than the Parties, their permitted assigns and successors any rights or remedies hereunder.

3.7	Expenses. Except as otherwise specified herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

3.8	Incorporated Definitions. All defined terms that are incorporated from other agreements into this Agreement by reference shall have the meanings assigned to such terms as of the date hereof but shall not be modified by any subsequent amendment or modification that takes place after the date hereof (except for such amendments or modifications that are clerical in nature) unless consented to by the Parties hereto.

3.9	Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of actual delivery if delivered personally to the Party hereto to whom notice is to be given, on the date sent if sent by telecopier, tested telex or prepaid telegram, when sent if sent by e-mail, on the next Business Day following delivery to properly addressed or on the day of attempted delivery internationally recognized courier with postage paid and properly addressed as follows:

If to the Founder Parties, at:	Address: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016 Attention: [**] Email: [**]
with a copy (which shall not constitute notice) to:	K&L Gates 44/F., Edinburgh Tower, The Landmark 15 Queen’s Road Central Central, Hong Kong Attention: [**] Email: [**]

If to the Investors, at:	Address: 38/F, The Center, 99 Queen’s Road Central, Central, Hong Kong Attention: [**] Email: [**]
with a copy (which shall not constitute notice) to:	White & Case 16th Floor, York House The Landmark 15 Queen’s Road Central Central, Hong Kong Attention: [**] Email: [**]

3.10	Other miscellaneous provisions. The provisions set forth in Sections 6.6, 6.7, 6.10, 6.12, 6.13, 6.14, 6.17 and 7.2 of the Investment Agreement shall apply mutatis mutandis to this Agreement as if set forth in full in this Section 3.10 provided that all references to the “Company” therein shall be construed as references to “Founder Parties” for the purposes of this Agreement.

[Signature Pages to Follow]

Executed by SHENG CHEN, an individual

Sheng Chen	/s/ Sheng Chen
(PRINT NAME)	Sheng Chen

[Signature Page to Voting and Consortium Agreement]

Executed by GENTAO CAPITAL LIMITED, acting by

Sheng Chen	/s/ Sheng Chen
(PRINT NAME)	Authorized Signatory

who, in accordance with the laws of that territory, is acting under the authority of that company

[Signature Page to Voting and Consortium Agreement]

Executed by FAST HORSE TECHNOLOGY LIMITED, acting by

Sheng Chen	/s/ Sheng Chen
(PRINT NAME)	Authorized Signatory

who, in accordance with the laws of that territory, is acting under the authority of that company

[Signature Page to Voting and Consortium Agreement]

Executed by SUNRISE CORPORATE HOLDING LTD., acting by

Sheng Chen	/s/ Sheng Chen
(PRINT NAME)	Authorized Signatory

who, in accordance with the laws of that territory, is acting under the authority of that company

[Signature Page to Voting and Consortium Agreement]

Executed by PERSONAL GROUP LIMITED, acting by

Sheng Chen	/s/ Sheng Chen
(PRINT NAME)	Authorized Signatory

who, in accordance with the laws of that territory, is acting under the authority of that company

[Signature Page to Voting and Consortium Agreement]

Executed by SUCCESS FLOW INTERNATIONAL INVESTMENT LIMITED, acting by

Liu Yao	/s/ Liu Yao
(PRINT NAME)	Authorized Signatory

who, in accordance with the laws of that territory, is acting under the authority of that company

[Signature Page to Voting and Consortium Agreement]

Executed by CHOICE FAITH GROUP HOLDINGS LIMITED, acting by

Liu Yao	/s/ Liu Yao
(PRINT NAME)	Authorized Signatory

who, in accordance with the laws of that territory, is acting under the authority of that company

[Signature Page to Voting and Consortium Agreement]

EXHIBIT A

FORM OF POWER OF ATTORNEY

This Power of Attorney is made and executed on [●], 2023 by [Name of the Investor], a limited liability company incorporated under the laws of the [●] (the “Investor”), a holder of [●] Class A ordinary shares of VNET Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) (such Class A ordinary shares, the “Investor Shares”), pursuant to the Voting and Consortium Agreement (the “Agreement”), dated November 16, 2023, by and between Investor A and each of the Founder Parties. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement.

The Investor acknowledges the Voting Instructions delivered to the Investor from the Founder on [●], 2023 in relation to:

[excerpt of the subject matter of the vote] (the “Subject Matter”).

The Investor acknowledges that in connection with the above-mentioned matter, the Founder instructs the Investor to vote as follows:

[excerpt of the voting instructions] (the “Instructions”).

The Investor hereby authorizes and make, constitute and appoint Mr. Sheng Chen, citizen of the People’s Republic of China with ID Card No. [●] or [●], his designee as specified in the Voting Instructions, as its true and lawful attorney with power and authority to exercise the following rights related to [●] Class A ordinary shares of the Company (the “Investor Shares”):

act on the Investor’s behalf as its exclusive agent and attorney with respect to all matters solely concerning voting the Investor Shares in accordance with the Instructions in relation to the Subject Matter, including but not limited to: (i) attending the shareholders’ meetings of the Company (including any adjournments thereto), and (ii) exercising voting rights attached to all the Investor Shares on behalf of the Investor at shareholders meetings of the Company, by written resolutions of shareholders of the Company or consent or in such other manner as may be permitted by the applicable law.

All the actions conducted by Mr. Sheng Chen or [●], his designee in relation to the Investor Shares pursuant to this Power of Attorney shall be deemed as the Investor’s own actions, and all documents executed by Mr. Sheng Chen or such designee shall be deemed to be executed by the Investor and shall be valid and binding on the Investor. The Investor hereby acknowledges and confirms those actions and documents.

This Power of Attorney shall be terminated on the earliest of: (i) the exercise of the voting rights attached to the Investor Shares on behalf of the Investor in accordance with the Instructions; (ii) the cancellation (for the avoidance of doubt excluding adjournment) of the relevant shareholder meeting where the Subject Matter will be voted upon, or the withdrawal of the Subject Matter from the consideration of the shareholders; and (iii) [ten (10)] Business Days after the date hereof.

During the term of this Power of Attorney, the Investor hereby waives all the rights associated with the relevant Investor Shares which have been entrusted to Mr. Sheng Chen or his designee through this Power of Attorney, and the Investor shall not exercise such rights.

Executed and delivered as a deed by:

[Name of the Investor]

By:
Name:
Title: